Item 77 D Insert for:
Scudder Asset Management Portfolio - N-SAR
Scudder Advisor Funds III- N-SAR

At the June 2004 Board meeting, the Board of Trustees of Scudder Asset Management Portfolio and Scudder Advisor Funds III approved collapsing the Scudder Asset Management Portfolio (master portfolio) into the Lifecycle Long Range Fund (the feeder fund).